SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)
/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 1997

                                       OR
/ / Transition report pursuant to Section 15(d) of the Securities Exchange
    Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                           Commission file number 1-35

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         GE SAVINGS AND SECURITY PROGRAM

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            GENERAL ELECTRIC COMPANY

               3135 EASTON TURNPIKE, FAIRFIELD, CONNECTICUT 06431

                              REQUIRED INFORMATION

A. Financial Statements and Schedules:                                   Page
                                                                         ----

   Independent Auditors' Report ........................................   3

   Statements of Net Assets Available for Plan
       Benefits as of December 31, 1997 and 1996 .......................   4

   Statements of Changes in Net Assets Available for
       Plan Benefits for the Years Ended December 31, 1997 and 1996 ....   5

   Notes to Financial Statements .......................................  6-18

   Schedule I Line 27a - Schedule of Assets
       Held for Investment Purposes as of December 31, 1997 ............  19-30

   Schedule II Line 27d - Schedule of Reportable Transactions ..........    31

B. Exhibits

   (23) Consent of Independent Auditors

   (99) GE S&S Program Mutual Funds 1997 Annual Report

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          GE SAVINGS AND SECURITY PROGRAM
                                                   (Name of Plan)



Date: June 29, 1998                       /s/ Philip D. Ameen
      -------------                       ------------------------------
                                          Vice President and Comptroller

                         GE SAVINGS AND SECURITY PROGRAM

                 Financial Statements and Supplemental Schedule

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                         GE SAVINGS AND SECURITY PROGRAM

                           December 31, 1997 and 1996

                                Table of Contents



                                                                         Page
                                                                       Number(s)
                                                                       ---------


Independent Auditors' Report                                               3

Statements of Net Assets Available for Plan
    Benefits as of December 31, 1997 and 1996                              4

Statements of Changes in Net Assets Available for
    Plan Benefits for the Years Ended December 31, 1997 and 1996           5

Notes to Financial Statements                                             6-18

Schedule I Line 27a - Schedule of Assets
    Held for Investment Purposes as of December 31, 1997                 19-30

Schedule II Line 27d - Schedule of Reportable Transactions                 31

                          INDEPENDENT AUDITORS' REPORT


General Electric Company, as administrator
     GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in note 7 to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



April 17, 1998

                         GE SAVINGS AND SECURITY PROGRAM

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996

                                 (in thousands)

                                                              1997          1996
                                                          -----------   -----------
Assets
------
Investments at fair value (Cost: $11,016,601 and
     $9,438,475, respectively) (note 3):
         General Electric Company common stock (note 6)   $12,535,932   $ 8,555,781
         Registered investment companies:
              S&S Long Term Interest Fund                   1,992,480     2,014,089
              S&S Program Mutual Fund                       2,061,263     1,512,913
         U.S. government and agency debt obligations          753,020       738,821
         Loans to participants (note 4)                       411,689       383,826
         Corporate bonds and notes                            256,116       244,266
         U.S. Savings Bonds (Series E & EE)                   214,819       241,024
         Short-term money market instruments                  654,141       449,641
         Loans secured by mortgages                           161,434       123,471
         Other                                                 15,873        18,925
                                                          -----------   -----------
              Total investments                            19,056,767    14,282,757
                                                          -----------   -----------
Accrued dividends and interest                                 56,753        54,851
Due from brokers                                              120,550            46
Other assets                                                     --           3,990
                                                          -----------   -----------
              Total assets                                 19,234,070    14,341,644
                                                          -----------   -----------
Liabilities
-----------
Due to brokers                                                119,566          --
Liability for collateral deposits (note 3)                     15,452         9,000
Other liabilities                                              31,098        25,395
                                                          -----------   -----------
              Total liabilities                               166,116        34,395
                                                          -----------   -----------
Net assets available for plan benefits (note 7)           $19,067,954   $14,307,249
                                                          ===========   ===========

See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1997 and 1996

                                 (in thousands)

                                                           1997            1996
                                                      ------------    ------------
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
              in value of investments                 $  4,352,773    $  2,336,624
         Interest and dividends:
              General Electric Company common stock        183,845         159,372
              Registered investment companies              383,454         296,377
              Interest                                     138,867         118,528
                                                      ------------    ------------
                                                         5,058,939       2,910,901
                                                      ------------    ------------
     Contributions:
         Employee                                          560,560         489,924
         Employer                                          195,590         175,998
                                                      ------------    ------------
                                                           756,150         665,922
                                                      ------------    ------------
             Total additions                             5,815,089       3,576,823

Deductions from net assets attributed to:
     Participant withdrawals                            (1,054,384)       (819,049)
                                                      ------------    ------------
         Net increase                                    4,760,705       2,757,774

Net assets available for plan benefits (note 7):
     Beginning of year                                  14,307,249      11,549,475
                                                      ------------    ------------
     End of year                                      $ 19,067,954    $ 14,307,249
                                                      ============    ============


See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 1997 and 1996

(1)    Description of the Plan
       -----------------------

       GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company and its participating affiliates (the "Company"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of General Electric Investment Corporation (GEIC), a wholly owned subsidiary of General Electric Company. State Street Bank and Trust Company and The Bank of New York are the primary custodians for Plan assets.

       The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Benefits, vesting provisions and effects of plan termination are included in plan handbooks and in other materials distributed to participants.

       Employee Contributions and Investment Funds
       -------------------------------------------

       Eligible employees of the Company may participate in the Plan by investing a portion of their earnings (generally up to 7% with Company partial matching and an additional 10% without any Company matching) in one or more of the following funds or investments through a trust established to administer the investment of program funds:

       (a) General Electric Company common stock (the "GE Stock Fund" or "GE common stock").

       (b) S&S Long Term Interest Fund (the "LT Fund") -- consists primarily of investments in long-term bonds and short-term notes through a registered investment company.

       (c) S&S Program Mutual Fund (the "Mutual Fund") -- consists primarily of investments in common stock through a registered investment company.

       (d) S&S Short Term Interest Fund (the "ST Fund") -- consists primarily of investments in securities of the U.S. government and its agencies and corporate bonds.

       (e) S&S Money Market Fund (the "MM Fund") -- consists of investments in short-term money market instruments.

       (f) United States Savings Bonds ("U.S. Bond Fund") -- consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments.

       Prior to January 1, 1998, eligible employees could elect to apply either 0.5% or 1.0% of earnings to purchase life insurance. The benefit obligations of such purchased life insurance contracts rested with the insurer, Metropolitan Life Insurance Company. Accordingly, such life insurance contracts are not included in the Plan's net assets available for plan benefits. Payments to the insurer of contributions received from employees for life insurance contracts were $11.8 million and $11.7 million in 1997 and 1996, respectively. Total life insurance in force amounted to $4.5 billion and $4.6 billion at December 31, 1997 and 1996, respectively. Effective January 1, 1998, the life insurance option was removed from the Plan.

       Except for the United States Savings Bond Fund, participants may elect, up to twelve times a year, to switch their investment in an investment fund (in increments of 10%) to another investment fund that is presently available to accept new funds.

       The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $9,500 for both 1997 and 1996.

       Employer Contributions
       ----------------------

       The Plan generally provides for Company matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds except for United States Savings Bonds and life insurance.

       Rollovers and Transfers from Other Qualified Plans
       --------------------------------------------------

       Subject to Company approval, participants may elect rollovers of amounts attributable to other plans in accordance with the Internal Revenue Code. For the years ended December 31, 1997 and 1996, transfers from other qualified plans accounted for $45.1 million and $39.6 million, respectively, of employee contributions included in the statements of changes in net assets available for plan benefits.

       Withdrawals
       -----------

       Subject to certain limitations prescribed by the Plan and Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments are limited to four per year and a minimum of $500 each.

       Loans to Participants
       ---------------------

       The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed 50% of the participant's available account value, as defined in the Plan document (or, if less, $50,000 adjusted for prior loans). The interest rate applicable to participant loans is generally based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service, for the month that is two months before the month in which the loan is requested.

       A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

       Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may prepay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

       In the event of a loan default, as defined by the Internal Revenue Service, the Plan will report the amount of the loan principal and accrued interest as a withdrawal.

       Vesting
       -------

       Participants are fully vested in their employee and employer contributions.

       Plan Termination and Amendment
       ------------------------------

       Although the General Electric Company has not expressed any intent to do so, it has the right under the Plan (subject to applicable contractual requirements) to discontinue contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions. The General Electric Company also has the right under the Plan (subject to applicable contractual requirements) to amend and replace it for any reason.

       Administrative Costs
       --------------------

       Direct administrative costs of the Plan are generally borne by the Company. Administrative costs include investment management, recordkeeping, and transaction processing fees.

(2)    Summary of Significant Accounting Policies
       ------------------------------------------

       (a)    Basis of Accounting
              -------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investments
              -----------

              Plan investments are stated at fair value. General Electric Company common stock is valued at the closing price on the New York Stock Exchange Composite Transactions. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and cost plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

              Investment transactions are recorded on a trade date basis. Dividends on General Electric Company common stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

              The LT Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The LT Fund does not engage in trading, market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the LT Fund which are distributed annually to participants.

       (c)    Management Estimates and Assumptions
              ------------------------------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

       (d)    Reclassifications
              -----------------

              Certain prior year amounts have been reclassified to conform to current year presentation.

(3)    Investments
       -----------

       The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1997 and 1996:

                                                                   Fair Value
                                                                 --------------
                                                                 (in thousands)
            1997
            ----
            GE common stock                  170,847,453 shares    $12,535,932
            S&S Long Term Interest Fund      172,508,886 shares      1,992,480
            S&S Program Mutual Fund          38,847,786 shares       2,061,263

            1996
            ----
            GE common stock                  173,062,582 shares*   $ 8,555,781
            S&S Long Term Interest Fund      178,554,162 shares      2,014,089
            S&S Program Mutual Fund          33,222,274 shares       1,512,913

            * Number of shares has been adjusted for the 2-for-1 stock split effective on April 28, 1997.


       Audited financial statements of the LT Fund and the Mutual Fund are distributed annually to participants.

       The ST Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The ST Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The ST Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $15.5 million and $9.0 million at December 31, 1997 and 1996, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan's financial statements.

(4)    Loans to Participants
       ---------------------

       The following table summarizes the changes in loans to participants.

                                               Year Ended December 31
                                               ----------------------
                                                1997             1996
                                                ----             ----
                                                   (in thousands)

            Loan balance - beginning of year   $ 383,826    $ 345,925
            Loans made                           207,315      197,241
            Less:  Loan repayments
                    - Reinvestments             (170,274)    (149,961)
                    - Withdrawals                 (9,178)      (9,379)
                                               ---------    ---------
            Loan balance - end of year         $ 411,689    $ 383,826
                                               =========    =========


(5)    Tax Status
       ----------

       The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since that date. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letters and a request for a new determination letter for the Plan will be submitted to the Internal Revenue Service.

       The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(6)    General Electric Company Common Stock
       -------------------------------------

       The Plan holds shares of General Electric Company common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities. Such net realized gains and net unrealized appreciation were $4.0 billion and $2.3 billion for the years ended December 31, 1997 and 1996, respectively.


(7) Fund Information - Net Assets Available for Plan Benefits and Changes In Net Assets Available for Plan Benefits
       ------------------------------------------------------------------------

       The following pages summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund or type of asset of the Plan as of and for the years ended
       December 31, 1997 and 1996.

                                    GE SAVINGS AND SECURITY PROGRAM

                                     Notes to Financial Statements

                                 Net Assets Available for Plan Benefits
                                           December 31, 1997
                (in thousands except participant unit value and number of participants)



Assets                                  GE Stock Fund      LT Fund   Mutual Fund   ST Fund    MM Fund
------                                  -------------      -------   -----------   -------    -------
Investments at fair value                $12,535,932     $1,992,480   $2,061,263   $854,299   $977,462
Accrued dividends and interest                46,070           --           --        9,244      1,435
Due from brokers                                --             --           --      120,550       --
                                         -----------     ----------   ----------   --------   --------
         Total assets                     12,582,002      1,992,480    2,061,263    984,093    978,897
                                         -----------     ----------   ----------   --------   --------
Liabilities
-----------

Due to brokers                                  --             --           --      119,566       --
Liability for collateral deposits               --             --           --       15,452       --
Other liabilities                              9,558           --           --        1,804     18,088
                                         -----------     ----------   ----------   --------   --------
         Total liabilities                     9,558           --           --      136,822     18,088
                                         -----------     ----------   ----------   --------   --------
Net assets available for plan benefits   $12,572,444     $1,992,480   $2,061,263   $847,271   $960,809
                                         ===========     ==========   ==========   ========   ========
Participant units outstanding                170,717        172,509       38,848     82,419     96,080
                                         ===========     ==========   ==========   ========   ========
Participant unit value                         73.64<F1> $    11.55   $    53.06   $  10.28   $  10.00
                                         ===========     ==========   ==========   ========   ========
Number of participants                       180,616         91,722       82,920     66,596     55,594
                                         ===========     ==========   ==========   ========   ========

                                                                                            (Continued)

<F1> Participant unit value includes the value of a share of GE stock of $73.375 and the unit value of accrued dividends in the fund.

                                    GE SAVINGS AND SECURITY PROGRAM

                                     Notes to Financial Statements

                           Net Assets Available for Plan Benefits, Continued
                                           December 31, 1997
                (in thousands except participant unit value and number of participants)


                                                                  Total       Loan and
                                                U.S. Savings    Investment  Other Program
Assets                                           Bond Fund        Funds        Accounts        Total
------                                          ------------    ----------  -------------      -----
Investments at fair value                         $221,160     $18,642,596     $414,171     $19,056,767
Accrued dividends and interest                        --            56,749            4          56,753
Due from brokers                                      --           120,550         --           120,550
                                                  --------     -----------     --------     -----------
     Total assets                                  221,160      18,819,895      414,175      19,234,070
                                                  --------     -----------     --------     -----------
Liabilities
-----------
Due to brokers                                        --           119,566         --           119,566
Liability for collateral deposits                     --            15,452         --            15,452
Other liabilities                                     --            29,450        1,648          31,098
                                                  --------     -----------     --------     -----------
     Total liabilities                                --           164,468        1,648         166,116
                                                  --------     -----------     --------     -----------
Net assets available for plan benefits            $221,160     $18,655,427     $412,527     $19,067,954
                                                  ========     ===========     ========     ===========
Participant units outstanding                          *
                                                  ========
Participant unit value                                 *
                                                  ========
Number of participants                              30,812
                                                  ========


* Not applicable as individual participant values are determined based upon the time at which investments are made.


                                    GE SAVINGS AND SECURITY PROGRAM

                                     Notes to Financial Statements

                                 Net Assets Available for Plan Benefits
                                           December 31, 1996
                (in thousands except participant unit value and number of participants)


Assets                                   GE Stock Fund      LT Fund     Mutual Fund     ST Fund      MM Fund
------                                   -------------      -------     -----------     -------      -------
Investments at fair value                  $8,555,781     $2,014,089     $1,512,913     $844,031     $719,706
Accrued dividends and interest                 41,052           --             --         11,593        2,197
Due from brokers                                 --             --             --             46         --
Other assets                                    3,990           --             --           --           --
                                           ----------     ----------     ----------     --------     --------
         Total assets                       8,600,823      2,014,089      1,512,913      855,670      721,903
                                           ----------     ----------     ----------     --------     --------
Liabilities
-----------
Liability for collateral deposits                --             --             --          9,000         --
Other liabilities                                --             --             --          2,505       19,681
                                           ----------     ----------     ----------     --------     --------
         Total liabilities                       --             --             --         11,505       19,681
                                           ----------     ----------     ----------     --------     --------
Net assets available for plan benefits     $8,600,823     $2,014,089     $1,512,913     $844,165     $702,222
                                           ==========     ==========     ==========     ========     ========
Participant units outstanding                 173,144<F1>    178,554         33,222       82,277       70,222
                                           ==========     ==========     ==========     ========     ========
Participant unit value                     $    49.67<F2> $    11.28     $    45.54     $  10.26     $  10.00
                                           ==========     ==========     ==========     ========     ========
Number of participants                        164,638         99,961         75,987       72,553       57,168
                                           ==========     ==========     ==========     ========     ========

                                                                                                   (Continued)

<F1> Participant units have been adjusted for the 2-for-1 stock split effective on April 28, 1997.

<F2> Participant unit value includes the value of a share of GE stock of $49.4375 and the unit value of accrued dividends in the fund.


                                    GE SAVINGS AND SECURITY PROGRAM

                                     Notes to Financial Statements

                           Net Assets Available for Plan Benefits, Continued
                                           December 31, 1996
                (in thousands except participant unit value and number of participants)


                                                                 Total         Loan and
                                                U.S. Savings   Investment    Other Program
Assets                                           Bond Fund       Funds         Accounts         Total
------                                          ------------   ----------    -------------      -----
Investments at fair value                         $248,350     $13,894,870     $387,887     $14,282,757
Accrued dividends and interest                        --            54,842            9          54,851
Due from brokers                                      --                46         --                46
Other assets                                          --             3,990         --             3,990
                                                  --------     -----------     --------     -----------
     Total assets                                  248,350      13,953,748      387,896      14,341,644
                                                  --------     -----------     --------     -----------
Liabilities
-----------
Liability for collateral deposits                     --             9,000         --             9,000
Other liabilities                                     --            22,186        3,209          25,395
                                                  --------     -----------     --------     -----------
     Total liabilities                                --            31,186        3,209          34,395
                                                  --------     -----------     --------     -----------
Net assets available for plan benefits            $248,350     $13,922,562     $384,687     $14,307,249
                                                  ========     ===========     ========     ===========
Participant units outstanding                         *
                                                  ========
Participant unit value                                *
                                                  ========
Number of participants                              34,413
                                                  ========

* Not applicable as individual participant values are determined based upon the time at which investments are made.



                                             GE SAVINGS AND SECURITY PROGRAM

                                              Notes to Financial Statements

                                    Changes in Net Assets Available for Plan Benefits
                                                    December 31, 1997
                                                     (in thousands)


                                                  GE Stock Fund      LT Fund     Mutual Fund     ST Fund       MM Fund
                                                  -------------      -------     -----------     -------       -------
Additions to net assets attributed to:
     Investment income:
       Net realized and unrealized appreciation
         in value of investments                  $  4,037,449    $    46,813    $   255,484    $   1,853    $    --
       Interest and dividends                          183,845        133,465        249,989       55,154       54,944
                                                  ------------    -----------    -----------    ---------    ---------
                                                     4,221,294        180,278        505,473       57,007       54,944
                                                  ------------    -----------    -----------    ---------    ---------
     Contributions:
         Employee                                      342,972         44,306         96,192       43,329       19,231
         Employer                                      139,992         12,222         21,773       14,581        7,022
                                                  ------------    -----------    -----------    ---------    ---------
                                                       482,964         56,528        117,965       57,910       26,253
                                                  ------------    -----------    -----------    ---------    ---------
         Total additions                             4,704,258        236,806        623,438      114,917       81,197

Deductions from and other changes in net
   assets attributed to:
     Participant withdrawals                          (590,554)      (134,272)      (107,341)     (59,956)    (116,907)
     Net loan transactions                              21,216        (10,054)        (9,838)      (2,607)      (5,286)
     Interfund transfers                              (163,299)      (114,089)        42,091      (49,248)     299,583
         Total deductions and other changes       ------------    -----------    -----------    ---------    ---------
            in net assets                             (732,637)      (258,415)       (75,088)    (111,811)     177,390
                                                  ------------    -----------    -----------    ---------    ---------
Net increase (decrease)                              3,971,621        (21,609)       548,350        3,106      258,587
Net assets available for plan benefits:
    Beginning of year                                8,600,823      2,014,089      1,512,913      844,165      702,222
                                                  ------------    -----------    -----------    ---------    ---------
    End of year                                   $ 12,572,444    $ 1,992,480    $ 2,061,263    $ 847,271    $ 960,809
                                                  ============    ===========    ===========    =========    =========

                                                                                                            (Continued)



                                    GE SAVINGS AND SECURITY PROGRAM

                                     Notes to Financial Statements

                      Changes in Net Assets Available for Plan Benefits, Continued
                                           December 31, 1997
                                             (in thousands)

                                                                      Total         Loan and
                                                    U.S. Savings    Investment    Other Program
                                                      Bond Fund       Funds          Accounts         Total
                                                    ------------    ----------    -------------       -----
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
              in value of investments               $    11,174    $  4,352,773    $      --      $  4,352,773
         Interest and dividends                            --           677,397         28,769         706,166
                                                    -----------    ------------    -----------    ------------
                                                         11,174       5,030,170         28,769       5,058,939
                                                    -----------    ------------    -----------    ------------
     Contributions:
         Employee                                        14,530         560,560           --           560,560
         Employer                                          --           195,590           --           195,590
                                                    -----------    ------------    -----------    ------------
                                                         14,530         756,150           --           756,150
                                                    -----------    ------------    -----------    ------------
         Total additions                                 25,704       5,786,320         28,769       5,815,089

Deductions from and other changes in net
   assets attributed to:
     Participant withdrawals                            (36,176)     (1,045,206)        (9,178)     (1,054,384)
     Net loan transactions                               (1,680)         (8,249)         8,249            --
     Interfund transfers                                (15,038)           --             --              --
                                                    -----------    ------------    -----------    ------------
         Total deductions and other changes
            in net assets                               (52,894)     (1,053,455)          (929)     (1,054,384)
                                                    -----------    ------------    -----------    ------------
Net increase (decrease)                                 (27,190)      4,732,865         27,840       4,760,705
Net assets available for plan benefits:
     Beginning of year                                  248,350      13,922,562        384,687      14,307,249
                                                    -----------    ------------    -----------    ------------
     End of year                                    $   221,160    $ 18,655,427    $   412,527    $ 19,067,954
                                                    ===========    ============    ===========    ============



                                          GE SAVINGS AND SECURITY PROGRAM

                                           Notes to Financial Statements

                                 Changes in Net Assets Available for Plan Benefits
                                                 December 31, 1996
                                                  (in thousands)

                                            GE Stock Fund      LT Fund      Mutual Fund    ST Fund        MM Fund
                                            -------------      -------      -----------    -------        -------
Additions to net assets attributed to:
     Investment income:
       Net realized and unrealized
         appreciation (depreciation) in
         value of investments                 $ 2,263,074    $   (60,404)   $   128,982    $  (6,634)   $    --
       Interest and dividends                     159,372        140,217        156,160       51,745       39,705
                                              -----------    -----------    -----------    ---------    ---------
                                                2,422,446         79,813        285,142       45,111       39,705
                                              -----------    -----------    -----------    ---------    ---------
     Contributions:
         Employee                                 267,556         49,749         86,256       50,688       19,437
         Employer                                 115,465         14,621         20,765       17,587        7,560
                                              -----------    -----------    -----------    ---------    ---------
                                                  383,021         64,370        107,021       68,275       26,997
                                              -----------    -----------    -----------    ---------    ---------
         Total additions                        2,805,467        144,183        392,163      113,386       66,702

Deductions from and other changes in net
   assets attributed to:
     Participant withdrawals                     (406,300)      (141,587)       (83,355)     (62,008)     (75,042)
     Net loan transactions                         12,032        (13,452)        (7,157)      (5,637)      (2,642)
     Interfund transfers                          239,981       (210,781)       (14,883)     (63,374)      60,397
                                              -----------    -----------    -----------    ---------    ---------
Total deductions and other changes
     in net assets                               (154,287)      (365,820)      (105,395)    (131,019)     (17,287)
                                              -----------    -----------    -----------    ---------    ---------
Net increase (decrease)                         2,651,180       (221,637)       286,768      (17,633)      49,415
Net assets available for plan benefits:
    Beginning of year                           5,949,643      2,235,726      1,226,145      861,798      652,807
                                              -----------    -----------    -----------    ---------    ---------
    End of year                               $ 8,600,823    $ 2,014,089    $ 1,512,913    $ 844,165    $ 702,222
                                              ===========    ===========    ===========    =========    =========

                                                                                                      (Continued)


                                         GE SAVINGS AND SECURITY PROGRAM

                                          Notes to Financial Statements

                          Changes in Net Assets Available for Plan Benefits, Continued
                                                December 31, 1996
                                                 (in thousands)

                                                                       Total         Loan and
                                                      U.S. Savings   Investment    Other Program
                                                       Bond Fund       Funds          Accounts         Total
                                                      ------------   ----------    -------------       -----
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
            (depreciation) in value of investments   $    12,715    $  2,337,733    $    (1,109)   $  2,336,624
         Interest and dividends                             --           547,199         27,078         574,277
                                                     -----------    ------------    -----------    ------------
                                                          12,715       2,884,932         25,969       2,910,901
                                                     -----------    ------------    -----------    ------------
     Contributions:
         Employee                                         16,238         489,924           --           489,924
         Employer                                           --           175,998           --           175,998
                                                     -----------    ------------    -----------    ------------
                                                          16,238         665,922           --           665,922
                                                     -----------    ------------    -----------    ------------
         Total additions                                  28,953       3,550,854         25,969       3,576,823

Deductions from and other changes in net
   assets attributed to:
     Participant withdrawals                             (41,378)       (809,670)        (9,379)       (819,049)
     Net loan transactions                                (3,333)        (20,189)        20,189            --
     Interfund transfers                                 (11,340)           --             --              --
                                                     -----------    ------------    -----------    ------------
         Total deductions and other changes
            in net assets                                (56,051)       (829,859)        10,810        (819,049)
                                                     -----------    ------------    -----------    ------------
Net increase (decrease)                                  (27,098)      2,720,995         36,779       2,757,774
Net assets available for plan benefits:
     Beginning of year                                   275,448      11,201,567        347,908      11,549,475
                                                     -----------    ------------    -----------    ------------
     End of year                                     $   248,350    $ 13,922,562    $   384,687    $ 14,307,249
                                                     ===========    ============    ===========    ============


                                                                     Schedule I

                                  GE SAVINGS AND SECURITY PROGRAM

                    Line 27a - Schedule of Assets Held for Investment Purposes
                                         December 31, 1997



Description
-----------

Employer Securities                                                Cost               Market
-------------------                                                ----               ------
CORPORATE STOCKS - COMMON
     GENERAL ELECTRIC COMPANY         (170,847,453 shares)    $4,983,561,420      $12,535,931,840
                                                              --------------      ---------------

Shares of Registered Investment Companies
-----------------------------------------

S&S LONG TERM INTEREST FUND           (172,508,886 shares)     1,965,221,342        1,992,480,112

S&S PROGRAM MUTUAL FUND                (38,847,786 shares)     1,668,955,112        2,061,262,989
                                                              --------------      ---------------
      Total Registered Investment Companies                    3,634,176,454        4,053,743,101
                                                              --------------      ---------------

                                  GE SAVINGS AND SECURITY PROGRAM

                    Line 27a - Schedule of Assets Held for Investment Purposes
                                         December 31, 1997


Description
-----------
Debt
----                                          Coupon
Issuer                                         Rate    Maturity           Cost            Market
------                                         ----    --------           ----            ------
U.S. Government and Agency Debt Obligations
-------------------------------------------
UNITED STATES TREAS NTS                      5.750%     11/15/00      $138,542,998      $138,673,836
FEDERAL HOME LN MTG DISC NTS                     *       3/10/98        44,928,805        44,928,805
FEDERAL NATL MTG ASSN DISC NTS                   *       2/20/98        44,651,875        44,651,875
FEDERAL HOME LN MTG DISC NTS                     *       2/11/98        44,599,104        44,599,104
FEDERAL HOME LN BK CONS DSC NTS                  *       6/10/98        35,315,111        35,315,111
FEDERAL NATL MTG ASSN DISC NTS                   *        1/7/98        34,966,867        34,966,867
FEDERAL NATL MTG ASSN                        5.960%      7/23/99        34,646,919        34,711,034
GNMA POOL                                    9.000%      8/15/09        31,612,503        31,536,455
GNMA POOL                                    9.500%     12/15/09        29,719,450        29,973,203
FEDERAL HOME LN MTG DISC NTS                     *        1/2/98        27,895,350        27,895,350
GNMA POOL                                    9.000%     12/15/09        27,391,989        27,321,551
FEDERAL FARM CR BK CONS DSC NT                   *        4/7/98        26,096,570        26,096,570
FNMA POOL                                    9.000%       8/1/10        22,382,704        22,329,481
FED HM LN PC                                 8.000%       8/1/03        19,319,458        19,199,655
UNITED STATES TREAS NTS                      5.875%      8/31/99        18,255,017        18,336,030
FEDERAL HOME LN BK CONS DSC NT                   *       1/14/98        17,774,756        17,774,756
FEDERAL NATL MTG ASSN GTD                    7.378%      8/17/03        16,633,232        16,777,678
FED HM LN PC                                 6.590%       9/1/02        16,423,956        16,458,741
FEDERAL NATL MTG ASSN DISC NTS                   *       1/12/98        16,442,422        16,442,422
FEDERAL NATL MTG ASSN DISC NTS                   *        2/6/98        15,395,324        15,395,324
FEDERAL NATL MTG ASSN DISC NTS                   *        1/8/98        14,983,463        14,983,463

*These are discounted instruments and therefore coupon rate does not apply.


                                                                           Schedule I (Continued)

                                    GE SAVINGS AND SECURITY PROGRAM

                    Line 27a - Schedule of Assets Held for Investment Purposes
                                         December 31, 1997
Description
-----------
Debt
----                                        Coupon
Issuer                                       Rate       Maturity          Cost           Market
------                                       ----       --------          ----           ------
U.S. Government and Agency Debt Obligations
     (continued)
-------------------------------------------
FEDERAL NATL MTG ASSN GTD                   6.529%       9/17/04      $14,212,763      $14,205,089
FEDERAL NATL MTG ASSN DISC NTS                  *        6/19/98       13,637,871       13,637,871
FEDERAL NATL MTG ASSN                       6.881%      11/17/06        9,344,373        9,434,854
FEDERAL HOME LN MTG DISC                        *        1/26/98        7,968,889        7,968,889
GNMA POOL                                   9.500%      12/15/09        4,988,138        5,031,458
GNMA POOL                                   9.500%      12/15/09        4,718,725        4,762,158
FEDERAL NATL MTG ASSN GTD                   7.000%       6/18/20        4,566,488        4,608,652
FEDERAL HOME LN MTG DISC NTS                    *        2/17/98        3,971,226        3,971,226
FEDERAL NATL MTG ASSN                           *       11/25/06        3,897,803        3,513,134
FED HM LN PC                                7.500%       11/1/08        2,455,714        2,404,477
FEDERAL HOME LN BK CONS DSC NT                  *         1/2/98        2,059,708        2,059,708
FED HM LN PC                                6.000%       12/1/08        1,508,989        1,548,740
FEDERAL HOME LN MTG PC GTD                  Variable     7/15/06           24,486          685,516
FNMA POOL                                   6.000%        5/1/01          605,648          624,938
FEDERAL HOME LN MTG PC GTD                  Variable     9/15/05            4,301          196,373
                                                                      -----------      -----------

     Total U.S. Government and Agency Debt
         Obligations                                                  751,942,995      753,020,394
                                                                      -----------      -----------

*These are discounted instruments and therefore coupon rate does not apply.



                                                                              Schedule I (Continued)

                                   GE SAVINGS AND SECURITY PROGRAM

                     Line 27a - Schedule of Assets Held for Investment Purposes
                                          December 31, 1997

Description
-----------                                  Coupon
Loans to Participants                         Rate         Maturity            Cost            Market
---------------------                         ----         --------            ----            ------
VARIOUS                                    6.97-12.5%   12-54 months or    $411,689,385    $411,689,385
                                                        5-15 years for     ------------    ------------
                                                        principal
                                                        residence loans
Debt Securities
---------------

Issuer
------

Corporate Bonds and Notes - Preferred
-------------------------------------

GMAC PASSTHRU TR                               6.375%        9/30/98         16,489,932      16,535,805
FIRST DEPOSIT                                  5.750%        6/15/01         10,493,747      10,490,130
PREMIER AUTO TR                                6.340%         1/6/02          9,965,953      10,013,646
FORD MTR CR MEDIUM TERM NTS                   VARIABLE       5/23/02          9,942,260       9,967,018
SALOMON INC                                    6.700%        12/1/98          5,925,000       5,956,877
DISCOVER CARD MASTER TR I                      5.400%       11/16/01          4,956,563       4,970,300
LEHMAN BROTHERS HLDGS INC                      6.840%        9/25/98          4,250,000       4,271,038
CARCO AUTO LN MASTER TR                        6.689%        8/15/04          3,361,000       3,371,503
ELECTRONIC DATA SYS CORP                       6.850%        5/15/00          2,998,771       3,054,030
LEHMAN FHA TITLE I LN TR                       7.300%        5/25/17          2,167,395       2,186,159
LEHMAN BROTHERS HLDGS INC                      6.875%         6/8/98          2,000,000       2,006,680
                                                                           ------------    ------------

     Total Corporate Bonds and Notes - Preferred                             72,550,621      72,823,186
                                                                           ------------    ------------


                                                                              Schedule I (Continued)

                                   GE SAVINGS AND SECURITY PROGRAM

                     Line 27a - Schedule of Assets Held for Investment Purposes
                                          December 31, 1997


Description
-----------
Debt Securities
---------------                              Coupon
Issuer                                        Rate        Maturity         Cost            Market
------                                        ----        --------         ----            ------
Corporate Bonds and Notes - All Other
-------------------------------------
AMERICA WEST AIRLS PASS THRU                   6.860%       7/2/04     $11,993,520     $11,959,200
NABISCO PASS THROUGH ASSET TR                  6.300%      8/26/99       9,992,576      10,016,400
WOOLWORTH CORP                                 7.000%       6/1/00       9,888,022       9,975,686
NATIONAL CITY CAP TR I                         6.750%       6/1/29       9,847,842       9,924,860
TELE COMMUNICATIONS INC MTN                   VARIABLE    12/20/00       9,923,132       9,911,589
GREAT ATLANTIC + PAC TEA INC                   9.125%      1/15/98       9,757,434       9,756,338
LONG ISLAND LTG CO                             7.300%      7/15/99       9,120,392       9,119,250
NWCG HLDGS CORP                                    *       6/15/99       8,930,422       9,018,583
MANITOBA PROV CDA MTN BK ENT                   6.125%      5/28/98       8,870,781       8,882,810
BLOCKBUSTER ENTERTAINMENT                      6.625%      2/15/98       8,563,661       8,554,316
TELE COMMUNICATIONS INC MTN                    7.130%       2/2/98       7,297,442       7,303,431
PENNZOIL CO                                   10.625%       6/1/01       7,034,296       7,069,103
VIDEOTRON HOLDINGS                            11.125%       7/1/04       6,376,567       6,572,112
TIME WARNER PASS THRU ASSET TR                 4.900%      7/29/99       5,866,085       5,880,660
TELE COMMUNICATIONS INC                        9.875%       4/1/98       5,039,290       5,042,350
PSI PASS THRU ASSET TR                         6.250%     12/15/98       4,995,866       5,005,400
HENDERSON LAND FIN                             6.000%      12/8/98       4,918,384       4,956,250
IKON CAP INC MED TERM NTS                      6.270%      7/19/99       4,905,326       4,913,671
ARKLA INCMTN BOOK ENTRY                        8.740%      5/14/98       4,779,988       4,786,860
ARKLA INC                                      8.875%      7/15/99       4,261,174       4,316,830
GREAT NORTHN NEKOOSA CORP                      9.125%       2/1/98       4,310,166       4,309,116
ORYX ENERGY CO                                 9.500%      11/1/99       4,147,828       4,193,080
PETROLEOS MEXICANOS                            7.750%     10/29/99       4,119,765       4,145,625

*  These are discounted instruments and therefore coupon rate does not apply.



                                                                              Schedule I (Continued)

                                   GE SAVINGS AND SECURITY PROGRAM

                     Line 27a - Schedule of Assets Held for Investment Purposes
                                          December 31, 1997

Description
-----------
Debt Securities
---------------                                             Coupon
Issuer                                                       Rate     Maturity        Cost          Market
------                                                       ----     --------        ----          ------
Corporate Bonds and Notes - All Other (continued)
-------------------------------------------------
NEWS AMER HLDGS INC                                          9.125%   10/15/99   $  4,112,780   $  4,068,823
PETROLEOS MEXICANOS                                          7.600%    6/15/00      4,000,000      3,880,000
KOREA DEV BK                                                 9.600%    12/1/00      3,180,383      2,680,290
BANCO HIPOTECATIO NACIONAL                                   8.000%     6/4/99      2,164,843      2,116,288
NIAGARA MOHAWK PWR CORP                                      9.500%     6/1/00      2,122,494      2,116,080
VORNADO FIN CORP                                             6.360%    12/1/00      2,003,048      2,000,625
CLEVELAND ELEC ILLUM CO                                      7.190%     7/1/00        805,000        816,922
                                                                                 ------------   ------------

     Total Corporate Bonds and Notes - All Other                                  183,328,507    183,292,548
                                                                                 ------------   ------------

          Total Corporate Bonds and Notes                                         255,879,128    256,115,734
                                                                                 ------------   ------------



                         GE SAVINGS AND SECURITY PROGRAM

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


Description
-----------

U.S. Savings Bonds (Series E and EE)
------------------------------------

Issuer                                       Units         Cost          Market
------                                       -----         ----          ------

1959 US SAVINGS BOND E SERIES                  122      $  2,288      $   21,263
1960 US SAVINGS BOND E SERIES                  109         2,044          18,719
1961 US SAVINGS BOND E SERIES                   98         1,838          16,621
1962 US SAVINGS BOND E SERIES                  151         2,831          25,173
1963 US SAVINGS BOND E SERIES                  175         3,281          28,661
1964 US SAVINGS BOND E SERIES                  221         4,144          35,528
1965 US SAVINGS BOND E SERIES                  233         4,369          32,367
1968 US SAVINGS BOND E SERIES                  999        18,731         129,519
1969 US SAVINGS BOND E SERIES                1,266        23,738         160,340
1970 US SAVINGS BOND E SERIES                1,526        28,613         189,429
1971 US SAVINGS BOND E SERIES                2,034        38,138         216,294
1972 US SAVINGS BOND E SERIES                2,502        46,913         259,805
1973 US SAVINGS BOND E SERIES                3,764        70,575         379,300
1974 US SAVINGS BOND E SERIES                5,956       111,675         570,567
1975 US SAVINGS BOND E SERIES                7,808       146,400         721,886
1976 US SAVINGS BOND E SERIES               10,400       195,000         927,904
1977 US SAVINGS BOND E SERIES               14,362       269,288       1,217,120
1978 US SAVINGS BOND E SERIES               23,169       434,419       1,635,441
1979 US SAVINGS BOND E SERIES               39,047       732,131       2,678,219

                         GE SAVINGS AND SECURITY PROGRAM

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


Description
-----------

U.S. Savings Bonds (Series E and EE) (continued)
------------------------------------------------

Issuer                                        Units           Cost        Market
------                                        -----           ----        ------

1980 US SAVINGS BOND EE SERIES               15,147   $    757,350   $ 2,811,005
1981 US SAVINGS BOND EE SERIES               15,106        755,300     2,501,060
1982 US SAVINGS BOND EE SERIES               17,378        868,900     2,653,296
1983 US SAVINGS BOND EE SERIES               32,359      1,617,950     4,224,469
1984 US SAVINGS BOND EE SERIES               33,581      1,679,050     4,022,514
1985 US SAVINGS BOND EE SERIES               43,941      2,197,050     5,014,043
1986 US SAVINGS BOND EE SERIES              108,854      5,442,700    11,726,318
1987 US SAVINGS BOND EE SERIES              114,225      5,711,250    10,468,064
1988 US SAVINGS BOND EE SERIES              138,164      6,908,200    11,943,590
1989 US SAVINGS BOND EE SERIES              197,724      9,886,200    16,099,724
1990 US SAVINGS BOND EE SERIES              201,237     10,061,850    15,435,337
1991 US SAVINGS BOND EE SERIES              211,991     10,599,550    15,339,131
1992 US SAVINGS BOND EE SERIES              352,782     17,639,100    24,011,443
1993 US SAVINGS BOND EE SERIES              250,560     12,528,000    15,212,773
1994 US SAVINGS BOND EE SERIES              205,467     10,273,350    11,800,691
1995 US SAVINGS BOND EE SERIES              456,027     20,603,550    22,894,259
1996 US SAVINGS BOND EE SERIES              292,280     14,614,000    15,461,217
1997 US SAVINGS BOND EE SERIES              275,754     13,787,700    13,935,642
                                                      ------------   -----------

     Total US Savings Bonds                            148,067,466   214,818,732
                                                      ------------   -----------

                         GE SAVINGS AND SECURITY PROGRAM

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

Description
-----------

Short-Term Money Market Instruments
-----------------------------------
                                    Coupon
Issuer                               Rate   Maturity       Cost         Market
------                               ----   --------       ----         ------

Interest Bearing Time Deposits and
   Commerical Paper
----------------------------------

MORGAN J P + CO INC                 5.750%    2/3/98   $45,359,650   $45,359,650
MERRILL LYNCH + CO INC              5.770%   1/30/98    44,790,838    44,790,838
ASSOC CORP OF NORTH AMER            5.720%   3/16/98    44,470,900    44,470,900
HALIFAX PLC YRS 1+2                 5.670%   3/20/98    44,447,175    44,447,175
SWISS BANK CORP NY BRANCH           5.770%   3/17/98    42,940,000    42,940,000
NORWEST CORP                        5.700%   1/23/98    41,853,700    41,853,700
CHASE MANHATTAN CORP BA             5.660%   2/24/98    39,422,438    39,422,438
TORONTO DOMINION BK                 5.660%   2/18/98    38,209,453    38,209,453
DRESDNER BK AG                      5.620%   1/22/98    34,300,000    34,300,000
BANK OF MONTREAL                    5.610%    1/8/98    34,250,000    34,250,000
ABBEY NATL NO AMERICA                   *     1/9/98    34,207,911    34,207,911
CREDIT SUISSE                       5.600%   2/12/98    32,863,877    32,863,877
NATIONSBANK CORP                    5.600%   2/12/98    25,214,184    25,214,184
DEUTSCHE BK AG                      5.600%    1/2/98    20,910,000    20,910,000
FIRST UNION CORP                    5.680%    2/2/98    19,899,022    19,899,022
INTL BK FOR RECON + DEV DSC NT          *    3/13/98    16,698,064    16,698,064

*These are discounted instruments and therefore coupon rate does not apply.

                         GE SAVINGS AND SECURITY PROGRAM

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

Description
-----------

Short-Term Money Market Instruments
-----------------------------------
                                  Coupon
Issuer                             Rate   Maturity       Cost          Market
------                             ----   --------       ----          ------

Interest Bearing Time Deposits
   and Commercial Paper (continued)
-----------------------------------

CREDIT SUISSE                     5.740%    2/6/98   $ 12,527,676   $ 12,527,676
BANK OF MONTREAL                  5.870%    1/8/98     11,300,000     11,300,000
ABBEY NATL PLC                    5.790%    1/9/98     11,235,525     11,235,525
NATIONSBANK CORP                  5.700%   2/12/98      9,933,500      9,933,500
DEUTSCHE BK AG                    5.840%    1/2/98      7,000,000      7,000,000
DRESDNER BK AG                    5.780%   1/22/98      6,600,000      6,600,000
DRESDNER BK AG                    5.720%   1/22/98      4,700,000      4,700,000
UBS FINANCE DELAWARE INC          6.750%    1/2/98      4,659,126      4,659,126
GOLDMAN SACHS GROUP LP            5.950%    1/5/98      3,997,356      3,997,356
NORWEST CORP                      5.780%   1/23/98      3,587,284      3,587,284
STATE STREET CAYMAN ISLANDS       6.500%    1/2/98        110,000        110,000
                                                     ------------   ------------

     Total Interest Bearing Time Deposits
         and Commercial Paper                         635,487,679    635,487,679
                                                     ------------   ------------

Short-Term Investment Fund
--------------------------

GEI SHORT TERM INVESTMENT FD    VARIABLE      N/A      18,528,004     18,528,004
                                                     ------------   ------------
Non-Interest Bearing Cash
-------------------------

NON-INTEREST BEARING CASH                                 125,403        125,403
                                                     ------------   ------------
     Total Short-Term Money Market Instruments        654,141,086    654,141,086
                                                     ------------   ------------

                         GE SAVINGS AND SECURITY PROGRAM

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


Description
-----------                                      Coupon
Issuer                                            Rate     Maturity        Cost         Market
------                                            ----     --------        ----         ------
Loans Secured by Mortgages
--------------------------
BCF L L C                                         7.050%   12/25/08   $ 28,399,999   $ 28,466,510
SALOMON BROS MTG SECS VII INC                     6.469%    1/20/28     28,281,218     28,387,288
STRUCTURED ASSET SECS CORP                       VARIABLE   6/25/30     21,775,473     21,757,909
ASSET SECURITIZATION CORP                         6.500%    2/14/41      9,798,941      9,814,152
GS MTG SECS CORP II                               6.940%    7/13/30      9,776,545      9,812,665
FLEETWOOD CR GRANTOR TR                           6.400%    5/15/13      9,282,645      9,343,544
CALIFORNIA INFRA + ECONOMIC                       6.170%    3/25/03      7,799,557      7,822,386
TMS HOME EQUITY LN TR                             5.675%    2/15/09      6,833,165      6,585,667
MORGAN STANLEY CAP I INC                          6.850%    2/15/20      6,295,711      6,371,149
GREEN TREE RECREATIONAL EQUIP                     6.490%    2/15/18      5,973,462      5,996,785
PROVIDENT BK HOME EQUITY LN TR                    7.180%    4/21/13      5,411,346      5,460,192
DLJ MTG ACCEP CORP                                6.990%    2/15/05      4,894,039      4,906,681
CAPITAL ASSET RESH FDG LP                         6.400%   12/15/04      4,874,238      4,878,047
ADVANTA MTG LN TR                                 6.300%    7/25/25      3,567,516      3,505,700
LOEWEN PASS THRU ASSET TR                         6.700%    10/1/99      3,442,471      3,433,785
SALOMON BROS MTG SECS II                          8.125%    11/1/12      3,170,137      3,133,430
HFC HOME EQUITY LOAN                              4.650%   12/20/08      1,344,494      1,327,593
CS FIRST BOSTON MTG SECS CORP                     6.425%    8/20/30        426,520        430,151
                                                                      ------------   ------------
     Total Loans Secured by Mortgages                                  161,347,477    161,433,634
                                                                      ------------   ------------

                         GE SAVINGS AND SECURITY PROGRAM

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


Description
-----------                          Coupon
Issuer                                Rate        Maturity          Cost          Market
------                                ----        --------          ----          ------
Other
-----
ARGENTINA REP                        VARIABLE    11/30/02     $  5,215,335         $5,222,458
COLUMBIA REP                          8.750%      10/6/99         4,005,531         4,067,789
NEW YORK NY                           6.100%       2/1/98         3,689,468         3,689,926
NEW YORK ST DORM AUTH REVS            6.320%       4/1/99         2,575,000         2,582,236
NEW YORK NY                           6.100%       2/1/98           309,955           310,081
                                                            ---------------   ---------------
     Total Other                                                 15,795,289        15,872,490
                                                            ---------------   ---------------
         Total Investments                                  $11,016,600,700   $19,056,766,396
                                                            ===============   ===============

                                                                     Schedule II

                         GE SAVINGS AND SECURITY PROGRAM

                  Line 27d -Schedule of Reportable Transactions

                          Year Ended December 31, 1997

A. Single Transaction in Excess of 5% ($717,082,186) of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE.

B. Series of Non-Security Transactions With the Same Party, Aggregating over 5% ($717,082,186) of Current Value of Plan Assets at the Beginning of the
     Year: NONE.

C. Series of Transactions with Respect to Securities of the Same Issuer, Aggregating over 5% ($717,082,186) of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE.

D. Securities Transactions within the Plan Year with or in Conjunction with a Person in an Amount in Excess of 5% ($717,082,186) of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE.